EXHIBIT 99.2

CONSENT OF INDEPENDENT AUDITORS

        We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-101990 and No. 333-125064) pertaining to certain employee stock option plans of Top Image Systems Ltd. and the Registration Statement on Form F-3 (No. 333-119885) of our report dated June 25, 2007 with respect to the financial statements of Capture Projects Limited included in the report on Form 6-K of Top Image Systems Ltd. dated June 25, 2007.

Leeds, England	Ernst & Young LLP
June 25, 2007